L. STEPHEN ALBRIGHT
Attorney at Law

17337 Ventura Boulevard, Suite 208
Encino, California 91316
Ph. (818) 789-0779 · Fax (818) 784-0205
LStephenAlbright@aol.com

February 24, 2006

VIA FAX AND U.S. MAIL

Janice McGuirk, Esq.
SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance, Office of Small Business Review
450 Fifth Street N.W.
Washington, D.C. 20549

Re: **Futura Pictures, Inc, (the "Company")**
        Form SB-2, Amendment Number 4 ("Fourth Amendment")
        Original Filing Date: March 28, 2005
        **Prior Amendments: March 30, 2005, July 15, 2005, November 29, 2005, and
                                February 9, 2006**

        SEC File No.:   333-123611

Dear Ms. McGuirk:

I am in receipt of a copy of the Commission's February 23, 2006 comment letter to Mr. Buddy Young of the Company. As a follow up to that letter, you and I discussed the possibility of the staff's review of proposed amended language prior to the filing of another amendment and whether another amendment would even be required.

Accordingly, enclosed please find a redlined and a clean copy of the proposed changes. They are all contained in one paragraph. The redline is a standard Word redline with the deletions noted at the right side of the page and the inserts are underlined and printed in red ink. Assuming the Commission does not use color faxes, the red ink will simply appear lighter that the original text.

Please review these changes and contact me with the staff's analysis, comments and decisions regarding the text and further filing requirements.

Sincerely,



L. STEPHEN ALBRIGHT

enclosure

c: Buddy Young, w/encl

C:\Documents and Settings\Steve Albright\My Documents\Futura Pictures\SEC Response revised language Feb 24, 2006.wpd

If we are unable to raise at least $300,000, which as stated earlier, we believe to be the minimum necessary to implement our business plan, our activities will consist of our scaling back our planned operations by not exercising our option to acquire either of the two screenplays that we currently have under option, by not seeking to option or acquire any additional projects, and by not participating in any co-financing of films produced by other companies. Alternatively, if we are unable to raise the minimum $300,000, we may be forced to totally abandon our business plan and seek other business opportunities in a related or unrelated industry. Such opportunities may include a reverse merger with a privately held company. The result of which could cause the existing shareholder to be severely diluted (*see* RISK FACTORS page 5). If we raise at least the minimum $300,000, (the amount we feel necessary to implement our business plan), our principal activities during the next twelve months from the receipt of the funds will be as follows: (a) exercise our option to acquire the rights to one of the aforementioned scripts, (b) prepare a production budget for that film, (c) hire a director, (d) retain the services of a production company to assemble the production crew, (e) cast the film, (f) choose a location, (g) begin principal photography,(h) complete the post production process, and (i) arrange for the films distribution. If we are successful in raising more than $300,000 our activities will remain the same as outlined above. However, it will effect the caliber of the personnel we are able to employ for the project, and increase the film's overall production quality. For example, if we raise $400,000 we will use these additional funds to retain the services of a more experienced director with a better track record, and also provide more rehearsal time for the cast. If we raise $500,000 we would utilize the additional funds not only to hire a better quality director, and provide more rehearsal time, but to cast the project with better known actors. Finally, if we raise the maximum $600,000, in addition to taking the steps mentioned above, we would increase the production budget to enhance the film's elements, such as camera work, lighting, music and effects, and set design.

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| Deleted: any amount between |
| Deleted: and the offering's maximum $600,000, |